Free Writing Prospectus
Filed Pursuant to Rule 433
March 3, 2009
Registration No. 333-157644
The following are excerpts from the transcript of Delta Petroleum Corporation’s 2008 fourth quarter and year end investor conference call conducted on March 3, 2009. These excerpts are being filed because they contain statements relating to a proposed rights offering to be conducted by Delta Petroleum Corporation.
DPTR — Delta Petroleum
Q4 2008 Delta Petroleum Earnings Conference Call
Mar. 03. 2009 / 12:00PM ET
Start of Transcript:
Please continue to hold. The conference will begin in approximately two minutes. Thank you. Hello and welcome to the Delta Petroleum Corporation 2008 year-end and fourth quarter earnings conference and webcast. Call participants will be in listen-only mode. There will be an opportunity for you to ask questions at the end of today’s presentation. If you would like to ask a question during the question-and-answer session, please press star then 1 from a touch tone phone. You will hear a tone to confirm that you have entered the list. If you decide that you want to withdraw your question, please press star then 2. If you should need assistance during the conference, please signal an operator by pressing star then 0 on your touch tone phone. Please note this conference is being recorded. Now I would like to turn the conference over to Broc Richardson, vice president corporate development and investor relations. Mr. Richardson, please go ahead.
Broc Richardson:
Thank you. Good morning. Before we begin I would like the to remind you that we are conducting this call under safe harbor and this conference call will include projections and other forward-looking statements within the meaning of the federal securities laws and are intended to be covered by the safe harbors credited thereby. In that regard, you are referred to the cautionary statement displayed on Delta’s web site which is incorporated by reference to the information provided on this call. Further the Securities and Exchange Commission permits oil and gas companies in their filings with the Securities and Exchange Commission to disclose only proved reserves that the Company has demonstrated by actual production or completion information tests to be economically and legally producible under existing economic and operating conditions. Delta may use certain terms in this conference call that the SEC guidelines strictly prohibit us from including in the filings with the SEC. Investors are urged to consider closely the oil and gas disclosures in Delta’s Form 10-K for fiscal year end December 31, 2008 as updated by subsequent periodic reports on Form 10-Q and 8-K respectively. Today’s participants from Delta are Roger Parker, the chairman and Chief Executive Officer, John Wallace, president and Chief Operating Officer, and Kevin Nanke, treasurer and Chief Financial Officer, and Ted Freedman our general counsel. With that I will turn the conference over to Mr. Parker.

Roger Parker:
Thank you, and good morning.
Yesterday, Delta Petroleum reported its 2008 financial and operating results. Operationally, 2008 proved to be a year of significant reserve and production growth as well as record revenue and EBITDAX. We reported proved reserves of over 884 bcf equivalent up 135% from year-end 2007 and up 35% the unaudited proved reserves reported as recently as September 30, 2008. Equally impressive is that we were able to grow our proved reserves with an all in finding and development cost of only $1.37 per MCFE and drillbit finding and development cost of $1.55 per MCFE. And in spite of the declining commodity prices, we also reported revenue of $221 million EBITDAX of $156 million which represent increases of 79 and 86% respectively over 2007 levels. Production also increased significantly by 48% averaging 68 million cubic feet equivalent per day for the year. While I think 2008 certainly was a year of accomplishments for Delta, it also ended with significant challenges related to the percipient drop in commodity prices. Along with the filing of our 2008 10-K and related press release yesterday, we issued an S-3 registration statement and a rule 134 press release, in conjunction with an expected shareholder rights offering of $175 million of convertible preferred stock. Additionally, the Company has signed an agreement with the lenders in our senior credit facility that provides for covenant relief for 2009 and 2010. The combination of this offering and the forbearance from our banking group will provide the Company with sufficient liquidity and flexibility to endure a prolonged downturn until commodity prices recover. Additionally as part of our go-forward plan, we will also be hedging to take advantage of the contango in the gas price strip. We will also be paying attention to meaningful cost reduction. Our general and administrative expense, as shown in our fourth quarter financials decreased by 23% from the third quarter. This downward trend in G&A will continue into 2009 and we are taking the necessary steps to reduce projected 2009 G&A by at least 50% relative to 2008 levels. I will also address our proved reserves at this point. The total proved PV 10 is lower than our proved developed PV 10. However, if you were to run the reserve deck at today’s strip, total proved PV 10 goes up significantly. Further, the year-end reserve estimates include historical capital costs from 2008 which are clearly coming down and doing so in a very meaningful way. As you would expect, numerous contractors have indicated large reductions already. If you were to further assume lower capital costs and the current strip, total proved PV 10 goes dramatically higher. In our major areas of lease-hold ownership, it is also important to note the following: in the Paradox Basin, only 3.5% of our existing leasehold would expire over the course of the next two years. In the Utah Hingeline play, only 1.4% of our leasehold would expire over the next two years. In the Columbia River Basin only 4.7% of our existing leasehold will expire over the next two years, in the Piceance Basin, only 5% will expire over the next two years, and 81% is currently held by production. In the Haynesville acreage, approximately 24% will expire over the course of the next two years, but in every single with one of these areas we will be taking the necessary efforts to insure that we maintain ownership of all of our important leasehold. Lastly, I will address indicative terms related to the convertible preferred rights offering. We have discussed indicative terms of the rights offering, convertible preferred with our major stockholders that we would offer once our registration statement is declared effective. The terms we have talked about are a $3 pricing, indicating a $3 liquidation preference and conversion price, a 3% pick dividend and the mandatory conversion at the third anniversary of the issue date. On the basis of those discussions, Tracinda Corporation and another significant stockholder have indicated their intent to participant at approximate their pro-rata share. With that we will go ahead and turn the call over to questions and answers.
Host:
At this time if you would like to ask a question, please press star then 1 on a touch tone phone. You will hear a tone to confirm that you have entered the list. If you decide that you want to withdraw your questions, please press star then 2. We will pause as we poll for questions. The first question comes from Tom Gardner of Simmons and Company. Please go ahead.
Tom Gardner:
Good morning, everyone.
Roger Parker:
Morning, Tom.
Tom Gardner:
Hey, Roger, can you walk us through the time line of getting this shelf approved, and you know, you’ve laid out some of the structural terms, but just want to get an idea of what needs to occur to get that going.
Roger Parker:
Tom, we have filed a registration statement and timing is up to the SEC. It is impossible for us to predict whether or not it will include review or not.
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Joe Magner:
And I guess one thing to circle back on through this question about the rights offering time line, I think there’s a two week period that the SEC has time to decide whether they’re going review it if they decide to review it can you walk through what the time line could look like and whether they do or whether they don’t review?
Roger Parker:
Joe, just a moment. We are discussing off line here for a second.
Joe, with regard to the SEC, it is typical that they will let us know one way or another within a few weeks, but we are really not in a position to make comments with regard to the timing that the SEC will take to do something or not do something.

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David Tameron:
Okay. Let me look out six months if you get this offering, assuming you get this offering done, what do you see, in the 10-K talks about the conforming base is 185, so assuming you would have to make that whole at some point plus you have the accounts payable, come June 1, how do you see your financial situation, can you give us a snapshot of what that looks like and how much cash flow you will be generating and is there a need to do additional equity after that?
Roger Parker:
No. The intention behind this effort is to insure that the borrowing base reductions that will be required to occur are covered. And that all other items necessary are cover and that we have sufficient liquidity that will allow us to go forward in the current commodity price environment. That was as you might expect important to both the combination of our banks and our largest shareholders both of whom continue to support the effort and the assets that the Company owned at this point.
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The excerpts above should be balanced against the more complete information provided in the Company’s filings with the Securities and Exchange Commission (the “SEC”). In particular, investors should note that these excerpts include forward looking statements, including indicative terms of a rights offering, which are subject to the cautionary statement regarding forward-looking statements and the risk factors contained in the Company’s SEC filings, including the sections entitled “Risk Factors” in the Company’s base prospectus filed with its shelf registration statement on Form S-3 on March 2, 2009, and the Company’s Annual Report on Form 10-K for the year ended December 31, 2008. Investors should also note that the statements relating to the planned rights offering, including statements describing indicative terms of the offering, should be read in the context of the information contained in, and incorporated by reference into, the base prospectus.
The issuer has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission and intends to file a prospectus supplement for this offering. Before you invest, you should read the base prospectus in the registration statement and any prospectus supplement relating to this offering, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by contacting Delta at 370 Seventeenth Street, Suite 4300, Denver, Colorado 80202, via telephone at (303) 293-9133 or via email at info@deltapetro.com.